UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 30, 2021

Date of Report (date of earliest event reported)

GigCapital2, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-38924	83-3838045
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement	communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement	communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one Right and one Warrant	GIX.U	New York Stock Exchange
Common Stock, par value $0.0001 per share	GIX	New York Stock Exchange
Right to purchase one-twentieth of one share of Common Stock	GIX.RT	New York Stock Exchange
Warrant to purchase one share of Common Stock	GIX.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K of GigCapital2, Inc. (“GigCapital2”), filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2020, GigCapital2 announced that it executed a Business Combination Agreement, dated as of November 20, 2020, with UpHealth Holdings, Inc., a Delaware corporation (“UpHealth”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “UpHealth BCA,” and such business combination, the “UpHealth Combination”), and a Business Combination Agreement, dated as of November 20, 2020, with Cloudbreak Health, LLC, a Delaware limited liability company (“Cloudbreak”), Cloudbreak Merger Sub, LLC, a Delaware limited liability company, solely with respect to Section 7.15 thereof, Chirinjeev Kathuria and Mariya Pylypiv and UpHealth, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Cloudbreak members (such business combination agreement, the “Cloudbreak BCA,” such business combination, the “Cloudbreak Combination” and, together with the UpHealth Combination, the “Business Combinations”).

As also previously reported on a Current Report on Form 8-K of GigCapital2, filed with the SEC on January 29, 2021, GigCapital2 announced that it executed a First Amendment to the UpHealth BCA with the parties to the UpHealth BCA, solely to amend Schedule 7.06(C) of the UpHealth BCA (the “UpHealth BCA Amendment No. 1”) for the purpose of revising the formula used to calculate the Thrasys Incentive Amount as such term is used in the UpHealth BCA Amendment No. 1. The terms of the Cloudbreak BCA were not modified in connection with the UpHealth BCA Amendment No.1.

As also previously reported on a Current Report on Form 8-K of GigCapital2, filed with the SEC on March 26, 2021, GigCapital2 announced that it executed a Second Amendment to the UpHealth BCA with the parties to the UpHealth BCA, solely to amend Schedule 7.06(C) of the UpHealth BCA (the “UpHealth BCA Amendment No. 2”) for the purpose of further revising the formula used to calculate the Thrasys Incentive Amount as such term is used in the UpHealth BCA Amendment No. 2. The terms of the Cloudbreak BCA were not modified in connection with the UpHealth BCA Amendment No. 2.

As also previously reported on a Current Report on Form 8-K of GigCapital2, filed with the SEC on April 26, 2021, GigCapital2 announced that it executed a Third Amendment to the UpHealth BCA with the parties to the UpHealth BCA, solely to amend Section 9.01(b) of the UpHealth BCA (the “UpHealth BCA Amendment No. 3”) for the purpose of extending the Outside Date, as such term is used in the UpHealth BCA Amendment No. 3, to June 10, 2021 and that it executed an Amendment to the Cloudbreak BCA with the parties to the Cloudbreak BCA, solely to amend Section 9.01(b) of the Cloudbreak BCA (the “Cloudbreak BCA Amendment”) for the purpose of extending the Outside Date, as such term is used in the Cloudbreak BCA Amendment, to June 10, 2021.

On May 30, 2021, GigCapital2 executed a Fourth Amendment to the UpHealth BCA with the parties to the UpHealth BCA, solely to amend Schedule 7.06(C) of the UpHealth BCA (the “UpHealth BCA Amendment No. 4”) for the purpose of further revising the formula used to calculate the Thrasys Incentive Amount as such term is used in the UpHealth BCA Amendment No. 4. The foregoing description of the UpHealth BCA Amendment No. 4 is not complete and is subject to, and qualified in its entirety by reference to, the terms and conditions of such agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

The terms of the Cloudbreak BCA were not modified in connection with the UpHealth BCA Amendment No. 4.

Additional Information and Where to Find It

In connection with the proposed Business Combinations, on May 6, 2021 GigCapital2 filed with the SEC an amended registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement was declared effective on May 12, 2021, GigCapital2 mailed a definitive proxy statement/prospectus relating to the proposed Business Combinations to its stockholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combinations and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combinations. Additional information about the proposed Business Combinations and related transactions are described in GigCapital2’s combined proxy statement/prospectus relating to the proposed Business Combinations and the respective businesses of GigCapital2, UpHealth and Cloudbreak. The proposed Business Combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed Business Combinations and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combinations have been mailed to stockholders of GigCapital2 as of a record date established for voting on the proposed Business Combinations and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak and GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed Business Combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its definitive proxy statement filed with the SEC on March 22, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed Business Combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements:

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding GigCapital2 or GigCapital2’s management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Form 8-K are based on our current expectations and beliefs made by the management of GigCapital2, UpHealth and/or Cloudbreak in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on UpHealth, Cloudbreak and GigCapital2 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting UpHealth, Cloudbreak or GigCapital2 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital2 stockholders will approve the transaction, regulatory approvals, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance, and that UpHealth will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital2’s filings with the SEC, and in GigCapital2’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this Form 8-K are made as of the date hereof, based on information available to GigCapital2, UpHealth and/or Cloudbreak as of the date hereof, and GigCapital2, UpHealth and/or Cloudbreak assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the UpHealth Combination or Cloudbreak Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Fourth Amendment to Business Combination Agreement, dated as of May 30, 2021, by and among GigCapital2, Inc., UpHealth Holdings, Inc. and UpHealth Merger Sub, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2021

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer and President